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Exhibit 99.2

CONTACT: Kenneth G. Howling
Vice President, Finance
(905) 286-3000

BIOVAIL REPORTS SECOND QUARTER 2004 FINANCIAL RESULTS
EPS of $0.28 Versus Loss of $0.03 in Second Quarter 2003
Product Sales Up 25% to $197 Million; Represent 96% of Total Revenues
Company Reaches Second Tier of Wellbutrin XL Supply Price in Quarter

        TORONTO, Canada, August 4, 2004 — Biovail Corporation (NYSE/TSX: BVF) today announced financial results for the three-month and six-month periods ending June 30, 2004.

        Total revenues for the three months ended June 30, 2004 were $206.3 million, compared with $217.3 million for the second quarter 2003. Total revenues for the six months ended June 30, 2004 were $392.9 million, compared with $408.7 million for the first six months of 2003. Second quarter 2004 net income, in accordance with United States Generally Accepted Accounting Principles (GAAP), was $44.2 million, compared with a second quarter 2003 net loss of $4.9 million. GAAP diluted earnings per share (EPS) for the second quarter of 2004 were $0.28, versus a loss of $0.03 in the corresponding 2003 period. In the first half of 2004, EPS grew 24% to $0.41, versus EPS of $0.33 for the first half of 2003.

        "Biovail's solid second quarter performance reflects the underlying strength of our core products, where revenues are up 96% year-over-year," said Eugene Melnyk, Chairman and Chief Executive Officer at Biovail Corporation. "Beyond strong financial and operational execution, we continued to advance our pipeline by filing two New Drug Applications (NDAs) during the quarter, bringing the total number of NDAs filed to four for the first half of 2004."

Second Quarter 2004 Financial Performance

        Product sales for the second quarter of 2004 were a record $197.2 million, compared with $157.7 million in the second quarter of 2003, an increase of 25%, which reflects the launch of Wellbutrin XL and continued strength in Cardizem LA, Biovail Pharmaceuticals Canada (BPC) and generic product revenues. Product sales for the six months ended June 30, 2004 were $372.3 million compared with $284.6 million for the six months ended June 30, 2003, an increase of 31%. As a percentage of total corporate revenue, product sales were 96% and 95% in the second quarter and first half of 2004, respectively, compared with 73% and 70% in the second quarter and first half of 2003, respectively.

        Cardizem LA generated revenues of $23.6 million, a 10% increase relative to $21.6 million in the second quarter of 2003, which benefited from initial trade stocking to support the product's launch. In the first half of 2004, Cardizem LA revenues were $38.1 million. Cardizem LA prescription volume increased 179% for the second quarter of 2004, versus the comparable 2003 period, as it reached new highs in the once-daily diltiazem market. Cardizem LA captured a record 7.4% of total prescription volume for the class in the second quarter of 2004 compared to 2.6% in the second quarter of 2003 and 6.8% in the first quarter of 2004.

        Biovail's Teveten line of products generated revenues of $2.4 million in the second quarter of 2004 versus $2.1 million in the prior year period, reflecting year-over-year total prescription growth of 23%. Second quarter 2004 Zovirax franchise revenues were $7.1 million, compared with $18.0 million in the prior-year period. The significant decline reflected an increase in wholesaler purchases of Zovirax in the first quarter of 2004 in anticipation of a 5% price increase on March 15, 2004, and a reduction in wholesaler inventories for the product line in the second quarter of 2004. At the end of the second quarter of 2004, Zovirax Ointment and Zovirax Cream (launched in July 2003) held a combined 64.6% share of the topical herpes market, an increase of six percentage points in market share versus second quarter 2003 levels.

        Wellbutrin XL product revenues were $79.1 million for the second quarter of 2004 compared with $42.0 million in the first quarter of 2004, a sequential increase of 88% as Wellbutrin XL continues to gain share in the anti-depressant market. Since the Wellbutrin XL launch in September 2003, bupropion's share of the anti-depressant market has expanded by 18.5%. At the end of June 2004, Wellbutrin XL had captured 49.6% of the new prescriptions written for the Wellbutrin brand (including generics). In the second quarter of 2004, GlaxoSmithKline's (GSK) net sales of Wellbutrin XL exceeded the first-tier threshold, thereby increasing Biovail's supply price to the second tier for the first time. Pursuant to our manufacturing and supply agreement with GSK, we receive a three-tiered supply price that is based on GSK's net sales of Wellbutrin XL in any given year. Under the terms of the agreement, Biovail ships trade and sample quantities of Wellbutrin XL according to purchase orders received from GSK.

        Biovail Pharmaceuticals Canada (BPC) revenues were $23.9 million in the second quarter of 2004 and $46.8 million in the first half of 2004, compared with $19.7 million and $38.7 million in the second quarter and first half of 2003, respectively, which represents growth of 21% in each period. The key performance drivers for BPC were Wellbutrin SR, which was re-launched by BPC in January 2004, and Tiazac, which continued to reach new highs in the Canadian calcium-channel blocker (CCB) market, seven years after its initial launch. Under BPC's stewardship, total prescription volume for Wellbutrin SR increased 18.8% in the second quarter of 2004, versus the comparable 2003 period, and 7.4% versus the first quarter of 2004.

        Core Products — those that Biovail, or a distribution partner, is actively promoting (represented by Cardizem LA, the Teveten line, Zovirax, BPC and Wellbutrin XL) — generated revenues of $136.2 million in the second quarter of 2004 and $248.1 million in the first half of 2004 compared with $69.4 million and $125.3 million in the corresponding periods in 2003, an increase of 96% and 98%, respectively, which reflects the performance of Cardizem LA and Wellbutrin XL. Core Products represented 66% of overall revenues in the second quarter of 2004, compared with 32% in the corresponding 2003 period and 60% in the first quarter of 2004, demonstrating continued organic growth in Biovail's strategic business areas. In the first half of 2004, Core Products represented 63% of overall revenues compared to 31% in the first half of 2003.

        Legacy Products, which are not strategic to Biovail's future, generated revenues of $29.8 million for the second quarter of 2004 and $56.0 million for the first half of 2004. These amounts compare with $63.6 million in the second quarter of 2003 and $104.2 million in the first half of 2003, representing declines of 53% and 46%, respectively. The decrease in revenues can be attributed to three things — an average 31% year-over-year decline in total prescription volume for these mature products, the introduction of generic competition to Tiazac in April 2003 and a reduction in wholesaler inventory levels.

        Sales revenue for Biovail's portfolio of generic products was $31.2 million in the second quarter of 2004 and $68.2 million in the first half of 2004 compared with $24.7 million and $55.2 million in the corresponding periods of 2003, representing increases of 26% and 24%, respectively. The increase in revenues reflected strength in the company's generic Cardizem CD and Adalat CC products, in addition to the normalization of inventory levels at our distribution partner, Teva Pharmaceutical.

        The following table summarizes Biovail's product sales performance in the second quarter and first half of 2004:

($ millions)	Q2/04 Sales	Q2/03 Sales	Growth Rate		H1/04 Sales	H1/03 Sales	Growth Rate
Cardizem LA	23,634	21,553	10%		38,058	21,553	77%
Teveten	2,437	2,074	18%		7,116	13,344	(47%	)
Zovirax	7,064	17,998	(61%	)	34,917	43,599	(20%	)

Promoted Products	33,135	41,625	(20%	)	80,091	78,496	2%
Wellbutrin XL	79,133	8,073	N/M		121,160	8,073	N/M
Biovail Pharmaceuticals Canada	23,907	19,689	21%		46,843	38,692	21%

Total Core Products	136,175	69,387	96%		248,094	125,261	98%
Legacy Products	29,800	63,612	(53%	)	56,008	104,197	(46%	)
Generics	31,238	24,731	26%		68,208	55,186	24%

Total Product Sales	197,213	157,730	25%		372,310	284,644	31%

        Co-promotion, royalty and licensing revenues were $6.4 million for the second quarter of 2004 and $13.7 million in the first half of 2004 compared with $55.9 million and $117.8 million for second quarter and first half of 2003, respectively. The decrease in this revenue line item is due primarily to the conclusion of Biovail's economic interest in the sales of a generic formulation of Prilosec, in addition to the termination of the co-promotion agreements for Wellbutrin SR in the United States in March 2003, and Celexa in Canada in December 2003.

        Cost of goods sold for the second quarter of 2004 was $59.1 million, compared with $11.3 million in the second quarter of 2003. Cost of goods sold for the first half of 2004 was $111.2 million, compared with $48.7 million in the first half of 2003. Gross margins on product sales were 70% for both the second quarter and first half of 2004, compared with 93% and 83% for the second quarter and first half of 2003, respectively. Gross margins in the second quarter and first half of 2003 were favorably impacted by the renegotiation of our supply agreement with GSK for Zovirax. Excluding this item, gross margins in the second quarter and first half of 2003 were 77% and 74%, respectively. The decline in gross margins in 2004 is largely attributable to the increasing proportion of Wellbutrin XL — where margins are generally lower early in the year at the lower tiers of pricing in the supply agreement — to Biovail's product sales.

        Research and development expenditures for the second quarter of 2004 were $15.8 million, compared with $21.8 million for the second quarter of 2003. Research and development expenditures for the first half of 2004 were $33.8 million, compared with $39.8 million for the first half of 2003. The decrease in 2004 reflects the completion of the clinical trial program for Ralivia ER in 2003, in addition to the timing of certain clinical and scale-up activities in 2004. Biovail anticipates an increase in research and development expenses through the second half of 2004 as several late-stage trials are initiated, including the Phase III program for Acyclovir CR, and the Phase IV program for Cardizem LA.

        During the second quarter of 2004, excellent progress within Biovail's rapidly maturing pipeline resulted in the filing of two NDAs with the U.S. Food and Drug Administration (FDA) — one for an orally disintegrating formulation of Citalopram, and one for Glumetza, a once-daily formulation of metformin (which was also submitted for approval in Canada). A Canadian regulatory submission for Glumetza was also completed during the quarter, positioning the product to potentially be the first once-daily metformin formulation in Canada. Thus far in 2004, Biovail has completed four NDA filings, submitted one NDS in Canada, and anticipates at least one more regulatory submission by year-end. In addition, development efforts are ongoing for novel formulations of several products, including venlafaxine, bupropion, eprosartan, enalapril, metoprolol and combination products involving simvastatin.

        Selling, general and administrative (SG&A) expenses for the second quarter and first half 2004 were $56.0 million and $115.4 million, respectively, compared with $55.6 million and $102.3 million for the comparable 2003 periods. SG&A expense levels in 2003 included significant advertising costs associated with the launch of Cardizem LA and Teveten HCT, in addition to co-promotion fees payable to Reliant Pharmaceuticals. The lower-than-anticipated level of SG&A spending through the first half of 2004 reflected the efficient completion of the realignment and optimization process for Biovail's U.S. sales force — which was completed under budget. Biovail anticipates SG&A spending through the second half of 2004 to increase over first half 2004 levels.

        Amortization expense was $15.7 million and $32.8 million for the second quarter and first half of 2004, respectively, compared with $45.9 million and $86.4 million, respectively, for the comparable periods in 2003. The significant decrease in this expense item reflected the full amortization of Biovail's participating interest in generic Prilosec, for which the final installment of $1.2 million was recorded in the first quarter of 2004.

        Earnings before interest, tax, depreciation, amortization and acquired research and development were $76.2 million for the second quarter of 2004 and $140.9 million for the first half of 2004, representing interest coverage of 8.5 times and 6.9 times, respectively.

Specific Items Affecting Operations

        There were no significant items affecting operations in the second quarter of 2004. In the first half of 2004, Biovail recognized an $8.6 million acquired R&D charge related to the purchase of the remaining interest in BNC-PHARMAPASS. Results for the second quarter of 2003 include an acquired R&D charge of $84.2 million related to the acquisition of (1) certain development-stage products from Athpharma and (2) Ativan and Isordil from Wyeth.

Balance Sheet

        Biovail continues to strengthen its balance sheet. In the first half of 2004, Biovail made $120.0 million in payments against the company's revolving-term credit facility, and has repaid $52.8 million of long-term obligations. The company's debt to equity ratio stood at 0.9 at the end of the second quarter of 2004, compared with 1.2 at December 31, 2003.

        Cash flow from operations was $43.8 million for second quarter of 2004 and $107.7 million for the first half of 2004. Capital expenditures in the second quarter and first half of 2004 amounted to $6.1 million and $14.2 million, respectively.

Conference Call

        Biovail management will host a conference call and Webcast on Wednesday, August 4, 2004 at 8:30 a.m. EDT for company executives to discuss 2004 second quarter earnings. Following the discussion, Biovail executives will address inquiries from research analysts.

        A live Webcast of this call will be available through the Investor Relations section of the Biovail Web site, www.biovail.com. To access the call live, please dial 416-405-9328 (Toronto and International callers) and 1-800-387-6216 (U.S. and Canada). Listeners are encouraged to dial in 10 minutes before the call begins to avoid delays.

        A replay of the conference call will be available until 7 p.m. EDT on Wednesday, August 11, 2004, by dialing 416-695-5800 (Toronto and International callers) and 1-800-408-3053 (U.S. and Canada), using access code, 3080496.

About Biovail Corporation

        Biovail Corporation is an international, full-service pharmaceutical company, engaged in the formulation, clinical testing, registration, manufacture, sale and promotion of pharmaceutical products utilizing advanced drug-delivery technologies.

        For further information, please contact Ken Howling at (905) 286-3000 or send inquiries to ir@biovail.com.

"Safe Harbor" Statement Under the Private Securities Litigation Reform Act of 1995
To the extent any statements made in this release contain information that is not historical, these statements are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. We have based these forward-looking statements on our current expectations and projections about future events. Our actual results could differ materially from those discussed in, or implied by, these forward-looking statements. Forward-looking statements are identified by words such as "believe", "anticipate", "expect", "intend", "plan", "will", "may" and other similar expressions. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances are forward-looking statements. Forward-looking statements include, but are not necessarily limited to, risks and uncertainties, including the difficulty of predicting U.S. Food and Drug Administration ("FDA") and Canadian Therapeutic Products Directorate ("TPD") approvals, acceptance and demand for new pharmaceutical products, the impact of competitive products and pricing, new product development and launch, reliance on key strategic alliances, availability of raw materials and finished products, third parties, the regulatory environment, fluctuations in operating results and other risks detailed from time to time in the Company's filings with the Securities and Exchange Commission ("SEC") and the Ontario Securities Commission ("OSC").

BIOVAIL CORPORATION
CONDENSED CONSOLIDATED STATEMENTS OF INCOME (LOSS)
(All dollar amounts are expressed in thousands of U.S. dollars, except per share data)
(Unaudited)

	Three Months Ended June 30		Six Months Ended June 30
	2004	2003	2004	2003
		(Restated)(1)		(Restated)(1)
REVENUE
Product sales	$197,213	$157,730	$372,310	$284,644
Research and development	2,673	3,673	6,889	6,273
Co-promotion, royalty and licensing	6,427	55,880	13,740	117,756

	206,313	217,283	392,939	408,673

EXPENSES
Cost of goods sold	59,052	11,332	111,193	48,744
Research and development	15,830	21,813	33,821	39,819
Selling, general and administrative	55,991	55,593	115,449	102,301
Amortization	15,734	45,886	32,839	86,407
Acquired research and development	—	84,200	8,640	84,200
Settlements	—	(9,300)	—	(34,055)

	146,607	209,524	301,942	327,416

Operating income	59,706	7,759	90,997	81,257
Interest income	167	1,635	571	4,702
Interest expense	(8,970)	(9,507)	(20,364)	(19,489)
Foreign exchange loss	(1,318)	(5,284)	(356)	(10,125)
Other income (expense)	(3,577)	6,157	(2,434)	6,664

Income before provision for income taxes	46,008	760	68,414	63,009
Provision for income taxes	1,800	5,700	3,100	10,350

Net income (loss)	$44,208	$(4,940)	$65,314	$52,659

Diluted earnings (loss) per share	$0.28	$(0.03)	$0.41	$0.33

Weighted average number of common shares outstanding (000s)	159,201	158,386	159,241	159,960

(1)
As disclosed in Biovail Corporation's amended Form 6-K for the quarterly period ended June 30, 2003, financial results for the three months and six months ended June 30, 2003 have been restated for non-cash foreign exchange translation adjustments of $3,928,000 and $9,320,000, respectively, which resulted in an increase in the net loss for the three months ended June 30, 2003 from $1,012,000 (basic and diluted loss per share of $0.01) as previously reported to $4,940,000 (basic and diluted loss per share of $0.03) as restated, and a decrease in net income for the six months ended June 30, 2003 from $61,979,000 (basic and diluted earnings per share of $0.39) as previously reported to $52,659,000 (basic and diluted earnings per share of $0.33) as restated. Current and prior years' figures reflect the reclassification of foreign exchange gains and losses from selling, general and administrative expenses.

BIOVAIL CORPORATION
CONDENSED CONSOLIDATED BALANCE SHEETS
(All dollar amounts are expressed in thousands of U.S. dollars)
(Unaudited)

	June 30 2004	December 31 2003
ASSETS
Cash and cash equivalents	$51,659	$133,261
Other current assets	259,994	279,191
Long-term investments	105,055	113,546
Property, plant and equipment, net	174,835	173,804
Goodwill, net	100,814	100,814
Intangible assets, net	1,016,100	1,049,475
Other assets, net	60,730	72,683

	$1,769,187	$1,922,774

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities	$248,155	$262,568
Deferred revenue	12,800	14,500
Long-term obligations	569,079	764,111
Shareholders' equity	939,153	881,595

	$1,769,187	$1,922,774

BIOVAIL CORPORATION
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(All dollar amounts are expressed in thousands of U.S. dollars)
(Unaudited)

	Six Months Ended June 30
	2004	2003
		(Restated)(1)
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$65,314	$52,659
Add (deduct) items not involving cash
Depreciation and amortization	44,009	94,355
Amortization of deferred financing costs	2,699	1,369
Amortization of discounts on long-term obligations	1,526	3,978
Acquired research and development	8,640	84,200
Other items not involving cash	(401)	2,477

	121,787	239,038
Net change in non-cash operating items	(14,127)	(64,847)

Cash provided by operating activities	107,660	174,191
CASH FLOWS FROM INVESTING ACTIVITIES	(23,719)	(212,160)
CASH FLOWS FROM FINANCING ACTIVITIES	(165,368)	83,946
Effect of exchange rate changes on cash and cash equivalents	(175)	535

Net increase (decrease) in cash and cash equivalents	(81,602)	46,512
Cash and cash equivalents, beginning of period	133,261	56,080

Cash and cash equivalents, end of period	$51,659	$102,592

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BIOVAIL REPORTS SECOND QUARTER 2004 FINANCIAL RESULTS EPS of $0.28 Versus Loss of $0.03 in Second Quarter 2003 Product Sales Up 25% to $197 Million; Represent 96% of Total Revenues Company Reaches Second Tier of Wellbutrin XL Supply Price in Quarter
BIOVAIL CORPORATION CONDENSED CONSOLIDATED STATEMENTS OF INCOME (LOSS) (All dollar amounts are expressed in thousands of U.S. dollars, except per share data) (Unaudited)
BIOVAIL CORPORATION CONDENSED CONSOLIDATED BALANCE SHEETS (All dollar amounts are expressed in thousands of U.S. dollars) (Unaudited)
BIOVAIL CORPORATION CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (All dollar amounts are expressed in thousands of U.S. dollars) (Unaudited)